December 3, 2013

VIA EDGAR AND U.S. MAIL

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561, U.S.A.

Re:	LATAM Airlines Group S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed on April 30, 2013
File No. 001-14728

Dear Mr. Shenk:

By letter dated November 18, 2013, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided comments to LATAM Airlines Group S.A.’s response letter dated October 4, 2013. In response to the Staff’s comments and on behalf of LATAM Airlines Group S.A. and its consolidated subsidiaries (collectively, “LATAM” or the “Company”), we hereby submit the response below.

The Staff’s comment is set forth below in boldface type.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects

Results of Operations

Costs of Sales, page 105

1. We note cost of sales includes several significant categories of expenses, such as fuel, depreciation and amortization, other rental and landing fees, aircraft maintenance expense, aircraft rentals, and passenger service expenses. However, expenses for certain of these categories are not quantified. Please revise to include a table quantifying the expenses for all significant expense categories within cost of sales and including dollar and percentage changes. This will allow you to focus the narrative discussion on underlying reasons for the results in the table and will enable investors to better understand your results. Please provide us with your intended revised disclosure.

As requested by the Staff, we will revise our future filings to include a table similar to the one presented below that will quantify the expenses for all significant expense categories included within cost of sales. The table below presents this expense information as it would have been presented in the Company’s Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”).

	Year Ended December 31,
	2012	2011	2012	2011	2012/2011 % change
	(in US$ millions)		As a percentage of total operating revenues

Total operating revenues	9,722.2	5,585.4	100.0	100.0	10.6

Cost of sales	-7,642.6	-4,078.6	-78.6	-73.0	87.4

Aircraft Fuel	-3,434.6	-1,750.1	-35.3	-31.3	96.3
Wages and Benefits	-1.431.1	-717.5	-14.7	-12.8	99.5
Other Rental and Landing Fees	-1,052.6	-671.6	-10.8	-12.0	56.7
Depreciation and Amortization	-784.9	-396.5	-8.1	-7.1	98.0
Aircraft Rentals	-313.0	-174.2	-3.2	-3.1	79.7
Aircraft Maintenance	-297.6	-182.4	-3.1	-3.3	63.2
Passenger Services	-239.3	-136.0	-2.5	-2.4	76.3
Other Cost of Sales	-89.0	-50.3	-0.9	-0.9	76.9

Finally, in future filings we will add explanations surrounding any significant changes to the Wages and Benefits line item presented within the above table.

Item 18. Financial Statements

Note 13 – Other Non-financial Assets, page F-75

2. We note your response to prior comment 1. We note your proposed footnote disclosure which states these reserves “are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft or, in some cases, at the end of the lease term.” Please tell us if any of your leases do not require the return of unused excess reserve payments to you at the end of the lease term. If applicable, please tell us and revise to disclose how you account for reserves which are not returned to you at the end of the lease term and how you consider this factor in determining the probability these amounts will be returned to reimburse the costs of eligible maintenance activities under ASC 840-10-35-9A.

All of our lease agreements specifically provide that, at the expiration of the lease term, excess maintenance reserves are either returned to us in cash or are used to offset amounts that we may owe the lessor as a maintenance adjustment. Additionally, some of our lease agreements provide that when major maintenance is performed on the aircraft prior to the expiration of the lease term, any reserves in excess of the actual maintenance cost incurred by us are retained by the lessor. In this case, this excess amount is recognized as an expense. We periodically review our maintenance reserves to ensure that they will be recovered. If we determine that any maintenance reserves on deposit with a lessor are less than probable of being returned, we recognize an expense immediately.

We will revise the relevant disclosure in future filings as follows:

1.	In Note 13 b) to the Financial Statements (Other Assets), we will include the following disclosure:

“Aircraft maintenance reserves amounting to US$ [**] reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft. These amounts are calculated based on performance measures, such as flight hours or cycles, are payable periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. However, in some cases, if the actual maintenance cost incurred by us is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed.”

Item 18. Financial Statements

Note 13 – Other Non-financial Assets, page F-75

3. We note your proposed footnote disclosure which states “costs incurred for scheduled heavy maintenance… are capitalized and depreciated until the next maintenance.” In addition, we note your disclosure on page F-140 of your Form 20-F that indicates that depreciation expense includes the maintenance cost of aircraft held under operating leases. However, your response to our prior comment also states “maintenance reserves are never amortized.” Please reconcile these statements and disclosures for us. Given that your maintenance expense appears to be included in both depreciation expense and maintenance expense we continue to believe you should revise your footnotes and your results of operations to provide a table summarizing all maintenance expenses (including depreciation).

As noted, we have two relevant accounting impacts that result from the incurrence of periodic maintenance costs. Costs incurred for scheduled heavy maintenance are capitalized and depreciated until the next scheduled maintenance. Amounts capitalized are included within Property, Plant and Equipment. This accounting treatment ensures maintenance expense is recorded periodically based on the usage of the related aircraft.

Maintenance reserves, included within Other Non-financial Assets, are a separate asset from maintenance costs capitalized within PP&E. Maintenance reserves represent a cash guarantee paid by the Company to the lessor that will be returned by the lessor when the Company performs maintenance or at the expiration of the lease term as explained in our answer to Question 2 above. As a result, maintenance reserves are not amortized and are only recognized within the income statement in those cases where the lessor retains any excess reserves at the time maintenance is performed.

As requested by the Staff, we will revise our future filings to include a table summarizing total maintenance costs, similar to the one presented below. The table below presents this maintenance cost information as it would have been presented in the 2012 Form 20-F:

	2012	2011
	(in US$ millions)

Aircraft Maintenance	-297.6	-182.4

Depreciation and Amortization	-142.0	-123.0

Total Maintenance Cost*	-439.6	-305.4

*	Total Maintenance Cost is included within Cost of sales in the Income Statement.

*    *    *

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. We hope that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Gisela Escobar (562) 2565 8785 or gisela.escobar@lan.com.

Sincerely,

/s/ Andres del Valle
Andres del Valle Senior Vice President Corporate Finance
LATAM Airlines Group S.A.

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